FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations my continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Response)
1. Name and Address of Reporting Person* Glodt Marita O'Dea (Last) (First) (Middle) The Neiman Marcus Group, Inc. 1618 Main St.	2. Issuer Name and Ticker or Trading Symbol The Neiman Marcus Group, Inc. (NMG.A) 3. IRS or Social Security Number of Reporting Persons (Voluntary) ###-##-####	6. Relationship of Reporting Person(s) to Issuer (check all applicable) Director 10% Owner X Officer Other (specify below) Vice President - Human Resources
(Street) Dallas Texas 75201	4. Statement for Month/Year November 2001	7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	5. If Amendment, Date of Original (Month/Year)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Common Stock, Class A	11/03/01	F(1)	231 D $26.66	3,634	D
Common Stock, Class A (11/99 Restricted)				2,400	D
Common Stock, Class A (9/97 PARS)				1,000	D
Common Stock, Class A (9/98 PARS)				1,500	D
Common Stock, Class A (10/99 PARS)				1,250	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Deriv- ative Sec- urity (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- Code (Instr. 8) Code V	5. Number of Deriv- ative secur- ities Acq- quired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)	6. Date Exer- cisable and Ex- piration Date (Month/Day/ Year) Date Expira- Exer- tion siable Date	7. Title and Amount of Underlying Sec- urities (Instr. 3 and 4) Amount or Num- ber of Title Shares	8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Num- ber of Deriva- tive Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Own- ership Form of Deriva- tive Secu- rity: Direct (D) or Indirect (i) Instr. 4	11. Na- ture of Indirect Benefi- cial Owner- ship (Instr. 4).

Explanation of Responses:
(1)  Shares withheld pursuant to exercise of tax withholding right under The Neiman Marcus Group, Inc. 1997 Incentive Plan in transaction exempt under  Rule 16b-3.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one person, see Instruction 4(b)(v).
** Intentional misstatements or omission of facts constitute Federal Criminal
Violations. See 18 U.S. 1001 and 15 U.S.C. 78ff(a).
If space is insufficient, see Instruction 6 for procedures.

Marita O'Dea Glodt **Signature of Reporting Person	November 27, 2001 Date